Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

Excluding Interest on Deposits:	Three Months Ended 6/30/2011	Six Months Ended 6/30/2011

Fixed Charges:
Interest Expense (excluding interest on deposits)	$84	$159
One-Third of Rents, Net of Income from Subleases	7	13

Total Fixed Charges	$91	$172

Earnings:
Income Before Income Taxes	$506	$883
Fixed Charges	91	172

Total Earnings	$597	$1,055

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.58x	6.14x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$181	$362
One-Third of Rents, Net of Income from Subleases	7	13

Total Fixed Charges	$188	$375

Earnings:
Income Before Income Taxes	$506	$883
Fixed Charges	188	375

Total Earnings	$694	$1,258

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	3.70x	3.35x